51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company")

#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

September 1, 2020

Item 3 News Release

The news release dated September 1, 2020 was disseminated through CNW.

Item 4 Summary of Material Change

On September 1, 2020, the Company closed its U.S. initial public offering and concurrent private placement.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 1, 2020, the Company closed its U.S. initial public offering (the "IPO") and the concurrent private placement (the "Private Placement"). A full description of the material change is described in the attached news release which was filed on SEDAR on September 1, 2020.

Disclosure Required by MI 61-101

Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Private Placement constituted a "related party transaction", as Fraser Atkinson, the Company's executive chairman and chief executive officer and director, is the owner of Koko Financial Services Ltd. which is the sole subscriber (the "Subscriber") under the Private Placement.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a) a description of the transaction and its material terms:

See item 5 above and the attached news release for a description of the Private Placement.

(b) the purpose and business reasons for the transaction:

The Company completed the Private Placement in order to acquire additional funds for working capital and general corporate purposes.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

See Item (b).

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

The  Subscriber was issued 25,000 Shares at a price of US$20.00 per Share for total gross proceeds of US$500,000.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Private Placement on the percentage of securities of the Company beneficially owned or controlled by Fraser Atkinson:

Name and Position	Dollar Amount of Shares Purchased	Number of Shares Purchased	No. of Shares Held prior to Closing of the IPO and Private Placement	Percentage of Issued and Outstanding Shares prior to Closing of the IPO and Private Placement	No. of Shares Held After Closing of the IPO and Private Placement	Percentage of Issued and Outstanding Shares After Closing of the IPO and Private Placement
Fraser Atkinson Chief Executive Officer, Chairman and Director(1)	US$500,000	25,000 Shares	Undiluted: 1,697,221(2) Diluted: 2,817,977(3)	Undiluted: 10.3%(4) Diluted: 12.9%(5)	Undiluted: 1,722,221 Diluted: 2,842,977	Undiluted: 9.4%(6) Diluted: 12.0%(7)

(1) The shares of the sole Subscriber are held by Fraser Atkinson.

(2) Mr. Atkinson, prior to completion of the IPO and Private Placement, held on an undiluted basis, 1,697,221 Shares, comprised of: (i) 1,079,042 held directly; (ii) 28,571 held in the Atkinson Family Trust; and (iii) 589,607 held by Koko Financial Services Ltd.

(3) Mr. Atkinson, prior to completion of the IPO and Private Placement, held directly and indirectly, on a fully diluted basis, 2,817,977 Shares, comprised of: (i) 1,697,221 Shares; (ii) 182,857 Shares that may be issued upon conversion of stock options; (iii) 729,795 Shares that may be issued upon conversion of warrants; and (iv) 208,104 Shares that may be issued upon conversion of convertible debentures.

(4) Based on 16,398,726 issued and outstanding Shares of the Company on an undiluted basis.

(5) Based on 21,843,332 issued and outstanding Shares of the Company on a fully diluted basis.

(6) Based on 18,283,726 issued and outstanding Shares of the Company on an undiluted basis.

(7) Based on 23,728,332 issued and outstanding Shares of the Company on a fully diluted basis.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Fraser Atkinson abstained from voting on the resolution of the board of directors approving the Private Placement. The members of the board of directors disinterested in connection with the Private Placement unanimously approved the Private Placement.

(f) a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a subscription agreement with the Subscriber pursuant to which the Subscriber agreed to purchase the Shares for aggregate consideration of US$500,000.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Private Placement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in section 5.5(a) and 5.7(1)(a) of MI 61-101, since neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Private Placement, insofar as it involves interested parties, exceeds 25% of the Company's market capitalization.

As this material change report is being filed less than 21 days before the closing of the Offering, there is a requirement under MI 61-101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Offering and the Private Placement in a timely manner.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

September 1, 2020

Press Release

GreenPower Announces Closing of U.S. Initial Public Offering

Vancouver, Canada, September 1, 2020 - GreenPower Motor Company Inc. (NASDAQ: GP) /  (TSXV: GPV) (the "Company" or "GreenPower") today announced the closing of its previously announced upsized U.S. initial public offering (the "Offering") of 1,860,000 post-consolidation common shares of the Company (each, a "Share"), at a price to the public of US$20.00 per Share. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at US$20.00 per Share, less the underwriting discounts and commissions. The gross proceeds from the Offering, before deducting underwriting discounts and commissions of US$1.40 per Share and estimated offering expenses payable by the Company, were US$37.2 million. The Shares began trading on the Nasdaq Capital Market on August 28, 2020, under the symbol "GP."

The Company intends to use the net proceeds from the Offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

In connection with the Offering, the Company completed a consolidation of its common shares on the basis of seven (7) pre-consolidation common shares for one (1) post-consolidation common share which became effective at the opening of the market on August 28, 2020. The common shares of the Company, which were previously traded on the OTCQB, operated by the OTC Market Group Inc. (the "OTCQB"), are no longer quoted for trading on the OTCQB. The common shares of the Company continue to be listed for trading on the TSX Venture Exchange ("TSXV").

B. Riley FBR served as the lead book-running manager in the Offering. Roth Capital Partners  also served as a book-running manager in the Offering.  ThinkEquity, a division of Fordham Financial Management, Inc., Maxim Group LLC and PI Financial (US) Corp. served as co-managers in the Offering.

The underwriters did not, directly or indirectly, solicit offers to purchase or sell the Company's Shares in Canada.

A registration statement on Form F-1 relating to the Offering has been filed with the Securities and Exchange Commission and became effective on August 27, 2020. The Offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from: B. Riley FBR, Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfbr.com, or by telephone at (703) 312-9580 or by accessing the SEC's website at www.sec.gov.

Concurrently with the closing of the Offering, the Company closed a separate non-brokered private placement pursuant to Regulation S under the Securities Act of 1933 (the "Private Placement"), in which the Company sold 25,000 post-consolidation common shares (each, a "Private Placement Share") for total gross proceeds of US$500,000 to Koko Financial Services Ltd. (the "Private Placement Subscriber"), a company owned by GreenPower's executive chairman and chief executive officer, Fraser Atkinson, at a price of US$20.00 per Private Placement Share, being the price to the public per Share of the Offering, and without payment by the Company of any underwriting discount, bonus, finder's fee or commission.

The Private Placement Subscriber is a "related party" of the Company within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and Policy 5.9 of the TSXV. Therefore, the issuance of the Private Placement Shares to the Private Placement Subscriber is a "related party transaction" within the meaning of MI 61-101. As the material change report relating to the closing of the Private Placement is being filed on SEDAR less than 21 days before the closing of the Private Placement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Offering and the Private Placement in a timely manner. Other than the Private Placement Subscriber, the Company is aware of no other participation by Insiders (as defined in the Policies of the TSXV) in the Offering and the Private Placement.

The TSXV has conditionally accepted the Private Placement, which is subject to the final acceptance of the TSXV. All of the Private Placement Shares are subject to a restricted period of four months and one day from the date of issuance under applicable securities laws. In addition, pursuant to a lock-up agreement entered into in connection with the Offering, the Private Placement Subscriber is subject to a contractual hold period of 180 days from the date of the final prospectus in the Offering in respect of all securities of the Company owned by the Private Placement Subscriber.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The Forward-looking statements in this press release include statements relating to the Company's expectations regarding the intended use of the net proceeds from the Offering and the final acceptance of the TSXV in respect of the Private Placement. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of all applicable regulatory requirements, as well as risks and uncertainties associated with the Company's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.